SCHEDULE 13D
CUSIP No. 502003 10 6	Page 1 of 3 Pages

Exhibit 3

The Ravenswood Investment Company, L.P. 104 Gloucester Road Massapequa, NY 11758

VIA FAX TO (512) 236-9275
AND EXPRESS MAIL

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

February 5, 2009

Dear Mr. Ulrich:

I wanted to check in with you regarding my letter to you dated November 19, 2008 as I still have not received any responses to the questions posed and the requests made.   Accordingly, I have attached a copy for your convenience.

I also wanted to relate to you a few of the issues and concerns that we discussed with Martindale Consultants, LL&E Royalty Trust's ("Trust") independent joint venture auditor ("Auditor"), prior to its visit to the offices of Quantum Resource Partners, L.P. (collectively, with its affiliates, "Quantum") for the review and audit of expenses relating to the Jay Field charged by Quantum, as operator, to the Working Interest Owner (which therefore affect the Trust's Jay Field Royalty Interest).

     1.        The Trust reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 that Quantum had agreed to pay to the Trust royalties on the revenue generated by the sale of the sulfur due to the inclusion of sulfur extraction processing costs at the Jay and Little Escambia Creek Field Unit desulfurization plant in the calculation of Jay Field Gross Proceeds.  The Trust states that "After December 31, 2007, [Quantum] will address sulfur extraction costs in accordance with the terms of the Conveyances."  Id. at 8.  Specifically, how have sulfur extraction costs been handled since December 31, 2007 and how will they be handled in the future?

     2.        When ConocoPhillips was a Working Interest Owner and ExxonMobil was the operator of the Jay Field, holders of units of beneficial interest in the Trust ("Unitholders") had the protection of a party (ConocoPhillips) that was knowledgeable in oil production matters, that had a large financial stake in the Jay Field, that had sufficient finances so that it could devote time and expense to monitoring its Jay Field investment, that was legally able to obtain production information from the operator and whose interests were generally aligned with those of Unitholders.   As Quantum is now both the operator and over a 92% Working Interest Owner, these protections no longer exist.

     3.        It was our understanding that the Auditor would be permitted to complete a much more comprehensive expense allocation and review now that it would be reviewing the operator's records.  Please confirm this understanding or if is not the case, please explain why not.  We are very concerned about the expenses being charged to the Working Interest Owners (hence, the Trust as a Royalty Interest Owner) because 2007 and the first nine months of 2008 produced little royalty income despite extremely high oil prices.

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 2 of 3 Pages

     4.        The recoveries of $927,813 and $11,663,271 from the insurance claims on South Pass 89 and Offshore Louisiana assets owned by the Trust and damaged by Hurricanes Rita and Katrina in 2005 were significantly less than the total submitted claims of $26,000,000.  We want to ensure that the Auditor gets a detailed report on the status of these claims and recoveries.  Please specify whether these are strictly casualty claims or if they include business interruption coverage claims.  If not, have business interruption claims been submitted and paid?  If so, what were the amounts submitted and the amounts recovered?

     5.        We would like more clarity and detail regarding excess production costs and how these costs get billed to the Working Interest Owners (hence, how they affect the Trust's Royalty Interest) by Quantum. We are particularly concerned because production costs have increased dramatically since Quantum became the operator in 2007. The year-over-year increase from 2006 to 2007 was from $15,735,462 to $22,732,126, or 44 percent. The increase from the first nine months of 2007 to the first nine months of 2008 was from $12,798,574 to $25,883,775, or 102 percent.  An explanation of each of these sizeable increases is warranted.

     6.        We understand that Quantum has hedges in place for its production in the Jay Field at $70 a barrel.  According to a January 22, 2009 article in the Pensacola News Journal, Quantum has recently suspended production in the Jay Field. We are concerned that Quantum is profiting by selling its $70 hedges, not sharing these profits with the Trust, simultaneously preserving the oil in place, thus making the Jay Field, an asset in which it has a 92% working interest, more valuable.   Is this a plausible scenario?   Does the Trust have any recourse, including without limitation, a right to the profits of the in-the-money hedges?

These are a few of the major issues and questions that we hope you and Auditor will be able to answer after he returns from the audit of Quantum. A timely response would very much be appreciated.

Regards,

Robotti & Company, LLC
The Ravenswood Investment Company, L.P.
Ravenswood Investments III, L.P.

By: /s/ Robert E. Robotti

     Robert E. Robotti, President and Treasurer of Robotti & Company, LLC, and Managing Member of Ravenswood Management Company, L.L.C., general partner of each of The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.

enclosure

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 3 of 3 Pages

The Ravenswood Investment Company, L.P. 104 Gloucester Road Massapequa, NY 11758

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

November 19, 2008

Dear Mr. Ulrich:

I appreciated our conversation last week and your openness to our ideas regarding LL&E Royalty Trust.  Per our discussion, I've enclosed in this package the Tristone Capital Information Memorandum regarding ConocoPhillips' Gulf Coast and Gulf of Mexico asset divestiture from September 2006. I hope it provides another useful data point for you and Stifel Nicolaus to value the Trust's assets. Is this document useful to you?

I had mentioned that Genesis Energy LP was spending $10 million to upgrade their Jay System. However, after further investigation it appears that Genesis Energy LP is spending this money to extend their pipeline to producers operating in Southern Alabama and is not relevant to the Trust's Jay Field interests.

We discussed my having a meeting with Pat Martindale when I'm in Oklahoma on December 10th.  Can you please let him know that I will be getting in touch with him shortly or would you like to arrange the meeting?

As we discussed in our call, I'm interested in reviewing the costs that have been allocated to the Trust over the past few years. I would like to see the components of those costs, especially those above the line (costs burdening all working interest owners) as well as those below the line (costs allocated to us burdening only our override). Separately, what costs are allocated to the Trust that are capital in nature?

Have you figured out what the Trust's interests are in the two wellsin the Jay Field that have recently been completed by Quantum and are producing? Also, what zone are these wells producing from? I'm under the impression that it's from a virgin zone—the lower Smackover. Can you confirm this? And what is the Trust's interest in the two wells that have been permitted but not yet drilled?

Finally, what is the amount of total reserves provided to Miller & Lents by Quantum Resource Partners LP for the valuation of the Trust's Jay Field interest? It would be very helpful if you could provide this information.

Thank you and I look forward to hearing from you.

Regards,
/s/ Robert Robotti
Robert Robotti